FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                           For the month of November, 2007

                               HSBC Holdings plc

                              42nd Floor, 8 Canada
                        Square, London E14 5HQ, England


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                                Yes....... No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)





HSBC HOLDINGS PLC - BOARD APPOINTMENT

Jose Luis Duran (43) has been appointed a Director of HSBC Holdings plc with effect from 1 January 2008. He will be an independent non-executive Director.

Mr Duran is Chief Executive of Carrefour SA and Chairman of its Management Board of Directors. He has worked with Carrefour since 1991, and has broad experience in both developed and emerging markets. He has held a number of positions within the group's businesses in Spain, southern Europe and the Americas, and was appointed Chief Financial Officer and Managing Director, Organisation and Systems in 2001. In 2005 he became Chief Executive and was appointed Chairman of the Management Board.

The Carrefour group operates over 12,500 stores in 30 countries, and is the world's second-largest retailer and the largest in Europe. The group operates in three major markets - Europe, Latin America and Asia - and over half of its turnover derives from countries outside France. This includes Brazil, where it has operated since 1975, and China, a market it entered in 1995.

There are no other matters relating to the appointment of Mr Duran that need to be disclosed pursuant to Listing Rule 9.6.13(2) to (6).

Notes to editors:

1. Brief biography for Jose Luis Duran
Mr Duran has been Chief Executive of Carrefour SA and Chairman of its Management Board of Directors since 2005. He joined the company in 1991. From 1991 to 1994, he was Head of Accounting & Cash Management, Spain; from 1994 to 1996, Financial Controller, Southern Europe; from 1996 to 1997, Financial Controller, Latin America; from 1997 to 2001, Chief Financial Officer, Spain; and from 2001 to 2005, Chief Financial Officer and Managing Director, Organisation and Systems.

Mr Duran received a bachelor's degree in economics from Instituto Catolico de Administracion y Direccion de Empresas University in Spain, and qualified as a chartered accountant with Arthur Andersen. He is married with two children and lives in France. In his spare time he enjoys sport, music and walking.

2. HSBC Holdings plc
HSBC Holdings plc serves over 125 million customers worldwide through around 10,000 offices in 83 countries and territories in Europe, the Asia-Pacific region, the Americas, the Middle East and Africa. With assets of some US$2,150 billion at 30 June 2007, HSBC is one of the world's largest banking and financial services organisations. HSBC is marketed worldwide as 'the world's local bank'.







                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               HSBC Holdings plc

                                                By:
                                                Name:  P A Stafford
                                                Title: Assistant Group Secretary
                                                Date:  30 November, 2007